# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hub Cyber Security Ltd., CIK 0001905660
CUSIP: M6000J184
Title of class of securities: ordinary shares
Address of issuer's principal executive offices: 2 KAPLAN ST., TEL AVIV, Israel (L3), 6473403
Date of event which requires filing of this statement: 06/03/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002133694

## Reporting persons
- MBOYC Holdings LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Wyoming (WY); sole voting power 187,000; shared voting power 0; sole dispositive power 187,000; shared dispositive power 0; aggregate amount beneficially owned 187,000 (0% of the class)

## Item 1. Issuer
Name of issuer: Hub Cyber Security Ltd.
Address of issuer's principal executive offices: 2 KAPLAN ST., TEL AVIV, ISRAEL, 6473403

## Item 2. Person Filing
Name of person filing: MBOYC Holdings LLC
Address of principal business office or, if none, residence:
30 N GOULD ST
STE N
SHERIDAN, WY 82801
Citizenship: Wyoming

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 187000
Percent of class: 0,0
Sole power to vote or to direct the vote: 187000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 187000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- MBOYC Holdings LLC: Robert Strauss, Authorized Signatory (06/04/2026)
Comment: MBOYC Holdings LLC is submitting this amended filing to reflect current ownership of less than 5% as a result of the updated shares outstanding as per the issuer's 6-K filing dated June 3, 2026. https://hubsecurity.gcs-web.com/sec-filings/sec-filing/6-k/0001213900-26-064732

MBOYC Holdings LLC has not disposed of any shares as of the reporting date and this submission.